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UNITED

STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


Form N-8F


Application for Deregistration of Certain Registered Investment
Companies.

This form may be filed by an investment company
(fund) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940
(Act), is seeking to deregister, and is in one

ofthe four categories in Instruction 1 below.


i. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule


8f- i (i 7 CFR 270.8f-1)


(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (Merger)

(b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (Liquidation)

(c) The fund qualifies for an exclusion from the definition of investment company under section 3( c)(l) or section

3(c)(7) of the Act (Abandonment of Registration); or

(d) The fund has become a business development company
 (Business Development Company).

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act (i 7 CFR 270.0-2) for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(l)(iv) of


Regulation S- T (17 CFR 232. 101

(a)(l)(iv)) and the EDGAR Filer ManuaL.


3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101 (a)(l )(iv)


of Regulation S-T (17 CFR 232. 101

(a)(l)(iv)) and the EDGAR Filer ManuaL.


4. Amendments to this form also must be filed electronically
(see Instruction 3 above), and must include a verification

identical to the one that appears at the end of this form.

5. No fee is required to submit this form or any amendments.
6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b 1 -1 under the Act (17 CFR 270.30b1-1); Form N-SAR (17 CFR 274.101).


SEC Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately

3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.3507.

Responses to this collection of information will not be kept confidentiaL.


Potential persons who are to respond to the collection of

SEC1691 (9-10) Information contained in this form are not required to respond unless the form displays a currently valid OMS control number.


I. General Identifying Information


1. Reason fund is applying to deregister (check only one;
for descriptions, see Instruction I above)

(J) Merger
( ) Liquidation


( ) Abandonment of Registration
(Note: Abandonments of Registration answer only questions

1 through 15,24 and 25 of this form and complete verification at the end of the form.)

( J ) Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2. Name of fund: FAC PROPERTYS LLC.

3. Securities and Exchange Commission File No.: 811-22568.
an amendment to a previously filed Form N-8F.


Amendment Initial Application


5. Address of Principal Executive Office 1329 Needhan Avenue
Bronx New York 10469.

6. Commission staff should contact with any questions regarding this form Name, Ferris Christian 1329 Needham Avenue Bronx
New York 10469.


7, Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.3Ia-1, .31a-2J: Ferris Christian
1329 Needham Avenue Bronx New York 10469.

NOTE: Once de registered, a


fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.


8. Classification offund (check only one):


( J ) Management company;


9. Subclassification if the fund is a management company
(check only one):


Open-end  Management company.


10. State law under which the fund was organized New York.


File No.: 811-22568.


26. (a) State the name of the fund surviving the Merger:


(b) State the Investment Company Act file number of the fund surviving the Merger: 81 1(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


VERIFICATION


The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FAC PROPERTYS LLC


(ii) he or she is the President of PAC PROPERTYS LLC.

(Name of Fund FAC PROPERTYS LLC)

of , and (iii) all actions by shareholders, directors,

(Title) (Name of Fund FAC PROPERTYS LLC)


and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.


The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge,

information, and belief.
Ferris Christian. october 17,2012.
(Signature)